SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number: 000-22219

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

First South Bank Employees’ Savings & Profit Sharing Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First South Bancorp, Inc.

1311 Carolina Avenue

Washington, North Carolina 27889

REQUIRED INFORMATION

Items 1-3. The First South Bank Employees’ Savings & Profit Sharing Plan and Trust is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. As permitted by Item 4, the Plan is filing financial statements and schedules in accordance with the financial reporting requirements of ERISA in lieu of the financial statements required by Items 1-3.

Item 4. The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibit:

Exhibit 23.1 Consent of Turlington and Company, L.L.P.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan’s behalf by the undersigned hereunto duly authorized.

Date: June 30, 2014	First South Bank Employees’ Savings &
Profit Sharing Plan and Trust

/s/ Scott C. McLean

Plan Administrator

Item 4: Financial Statements

FIRST SOUTH BANK EMPLOYEES' SAVINGS &

PROFIT SHARING PLAN AND TRUST

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

As of and for the Years Ended

December 31, 2013 and 2012

[Letterhead of Turlington and Company, L.L.P.]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator

First South Bank Employees' Savings &

  Profit Sharing Plan and Trust

Washington, North Carolina

We have audited the accompanying Statements of Net Assets Available for Benefits of First South Bank Employees' Savings & Profit Sharing Plan and Trust as of December 31, 2013 and 2012, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First South Bank Employees' Savings & Profit Sharing Plan and Trust as of December 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan's management. The supplementary information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Turlington and Company, L.L.P.

Lexington, North Carolina

June 30, 2014

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First South Bank EmployeeS' Savings & Profit Sharing Plan and TrusT

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2013	2012
Assets:
Investments at fair value:
Shares of registered investment companies	$6,533,262	$6,307,026
Common stock	1,109,176	746,144
Total investments	7,642,438	7,053,170

Receivables:
Employer contributions receivable	75,001	0
Notes receivable from participants	301,013	341,164
Total receivables	376,014	341,164

Cash – noninterest bearing	101,349	953
Total assets	8,119,801	7,395,287

Liabilities:
Return of excess contributions	0	9,293

Net assets available for benefits	$8,119,801	$7,385,994

The accompanying notes are an integral part of the financial statements

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First South Bank EmployeeS' Savings & Profit Sharing Plan and TrusT

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31
	2013	2012
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,124,485	$802,060
Interest and dividends from investments	234,705	129,938
Total investment income	1,359,190	931,998

Interest from notes receivable from participants	12,226	13,492

Contributions:
Employer	346,508	326,862
Participant	550,704	506,782
Rollover	250,684	0
Total contributions	1,147,896	833,644

Total additions	2,519,312	1,779,134

Deductions from net assets attributed to:
Benefits paid directly to participants	1,781,645	1,473,325
Administrative expenses	3,860	45

Total deductions	1,785,505	1,473,370

Net increase	733,807	305,764

Net assets available for benefits:
Beginning of years	7,385,994	7,080,230

End of years	$8,119,801	$7,385,994

The accompanying notes are an integral part of the financial statements

3

First South Bank EmployeeS' Savings & Profit Sharing Plan and TrusT

NOTES TO FINANCIAL STATEMENTS

As of and for the Years Ended December 31, 2013 and 2012

1.	Description of Plan:

The following description of First South Bank Employees' Savings & Profit Sharing Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of First South Bank (the "Plan Sponsor") who are age 21 or older and have completed six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute between 1% and 100% of pretax compensation, as defined in the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may make changes in their contribution percentage daily and can terminate contributions at any time. Allocations among fund options offered by the Plan may be changed on a daily basis. Participants may also contribute funds from other tax-qualified plans as rollover contributions.

The Plan Sponsor matches 100% of the first 3% and 50% of the amount between 3% and 5% of base contributions that a participant contributes to the Plan. Additional profit sharing and discretionary match amounts may be contributed at the option of the Plan Sponsor’s Board of Directors. Employer contributions are allocated to the same investment options that the employee directs. Contributions are subject to certain limitations.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Plan Sponsor's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions and in the Plan Sponsor’s Safe Harbor matching contributions plus actual earnings thereon. Vesting in the Plan Sponsor's discretionary matching and profit sharing contributions and the earnings thereon is based upon years of continuous service. The employer's contributions shall be fully vested and nonforfeitable upon death, total and permanent disability, upon discontinuance of employer contributions to the Plan, termination of the Plan, or upon reaching normal retirement age defined as 65 years of age. If participant termination occurs prior to these events, the participant vests in the employer's contributions as follows:

Completed Years of Service	Vested Percentage
Less than 1	0%
1 but less than 2	25%
2 but less than 3	50%
3 but less than 4	75%
4 or more	100%

4

First South Bank EmployeeS' Savings & Profit Sharing Plan and TrusT

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1.	Description of Plan (Continued):

Investment Options

During the years ended December 31, 2013 and 2012, participants could direct the investment of their contributions as well as employer matching contributions between forty mutual funds and employer stock for 2013 and between twenty-two mutual funds, an FDIC insured account, and employer stock for 2012. Each investment offers differing degrees of risk and return.

Participant Loans

Participants may borrow from their fund account an amount not to exceed the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount allowed by the Plan is $1,000. The loans are secured by the vested balance in the participant's account and bear interest at rates commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, retirement, or other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a period not to exceed twenty years, or maintain his or her vested account balance in the Plan. Vested account balances of $5,000 or less will be distributed automatically upon the occurrence of one of these events. Required minimum payments will begin no later than the 1st of April following the year in which the retired participant reaches age 70½.

Forfeitures

Forfeitures represent the nonvested employer matching contributions of participants that have terminated their employment with the Plan Sponsor. During the years ended December 31, 2013 and 2012, $0 and $24,274, respectively, of forfeitures were used to decrease employer contributions. At December 31, 2013 and 2012, forfeited nonvested accounts totaled $11,634 and $953, respectively.

2.	Summary of Significant Accounting Policies:

Basis of Accounting

The accompanying financial statements of the Plan are prepared under the accrual method of accounting.

Administrative Expenses

The Plan Sponsor may elect, but is not required, to pay recordkeeping and other administrative expenses incurred by the Plan. At December 31, 2013 and 2012, the Plan Sponsor has elected to pay all of the administrative fees related to the professional services provided to the Plan. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Expenses for the trustee were paid by the Plan Sponsor for the years ended December 31, 2013 and 2012.

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First South Bank EmployeeS' Savings & Profit Sharing Plan and TrusT

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2.	Summary of Significant Accounting Policies (Continued):

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, reported changes in net assets available for benefits, and disclosures during the reporting period. Actual results could differ from those estimates.

Valuation of Investments

Participation units or shares owned by the Plan in mutual funds and common stock investments are reported at fair value. These fair values are based on quoted net asset value per unit or per share on the last business day of the Plan year, as determined by Charles Schwab Trust Company (the Custodian) based upon the quoted market or redemption values of the underlying investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold, as well as held during the years.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2013 and 2012. Delinquent notes receivable from participants are reclassified as distributions based on the terms of the Plan document.

3.	Investments:

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

6

First South Bank EmployeeS' Savings & Profit Sharing Plan and TrusT

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3.	Investments (Continued):

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 -	Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Level 2 -	Inputs to the valuation methodology are quoted prices for similar assets or liabilities; quoted prices in inactive markets or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 -	Inputs to the valuation methodology are unobservable inputs where there is little or no market activity and the reporting entity makes estimates and assumptions that are significant to the fair value of the asset or liability.

Registered Investment Companies - These investments are valued at the closing price reported on the active market on which the individual securities are traded.

Common Stock - These investments are valued at the closing price reported on the active market on which the stock is traded.

	Total	Level 1
December 31, 2013:
Assets:
Shares of registered investment companies:
International	$185,943	$185,943
Small/Mid cap	768,543	768,543
Large cap	368,817	368,817
Bonds	102,719	102,719
Intermediate Government	72	72
Diversified Emerging Markets	81,068	81,068
Natural Resources	36,633	36,633
Real Estate	55,009	55,009
Equity Precious Metals	7,668	7,668
Moderate Allocation	49,482	49,482
Retirement Income	4,608,363	4,608,363
Cash equivalents	268,945	268,945
First South Bancorp, Inc. common stock	1,109,176	1,109,176
	$7,642,438	$7,642,438

	Total	Level 1
December 31, 2012:
Assets:
Shares of registered investment companies:
International	$298,546	$298,546
Small/Mid cap	1,334,193	1,334,193
Large cap	1,453,030	1,453,030
Balanced	979,943	979,943
Bonds	1,803,194	1,803,194
Cash equivalents	438,120	438,120
First South Bancorp, Inc. common stock	746,144	746,144
	$7,053,170	$7,053,170

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First South Bank EmployeeS' Savings & Profit Sharing Plan and TrusT

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3.	Investments (Continued):

The following presents investments that represent 5% or more of the Plan's net assets:

	December 31
	2013	2012
Investments at fair value:

JP Morgan Smart Retirement 2010 A - 44,678.89 shares	$743,010

JP Morgan Smart Retirement 2015 A - 60,487.98 shares	1,042,208

JP Morgan Smart Retirement 2020 A - 27,994.39 shares	499,700

JP Morgan Smart Retirement 2025 A - 43,536.72 shares	749,702

JP Morgan Smart Retirement 2030 A - 29,115.86 shares	538,643

First South Bancorp, Inc. - 142,202.00 and 155,446.62 shares, respectively	1,109,176	$746,144

Federated Mid Cap Index IS - 23,108.21 shares		524,325

Federated U S Govt. 2-5 Yr. SVC - 95,332.30 shares		1,095,368

American Century Equity Growth Fund (Adv) - 21,881.58 shares		535,442

MFS Research Bond Fund (A) - 42,170.78 shares		468,517

T. Rowe Price Growth Stock Fund - 12,113.38 shares		445,530

T. Rowe Price Retirement 2010 Fund - 25,350.02 shares		413,712

SunTrust Bank FDIC Insured Account - 438,120.08 shares		438,120

8

First South Bank EmployeeS' Savings & Profit Sharing Plan and TrusT

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3.	Investments (Continued):

During 2013 and 2012, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Years Ended December 31
	2013	2012
Net appreciation in fair value of investments:
Shares of registered investment companies	$932,498	$585,358
First South Bancorp, Inc. common stock	191,987	216,702
	$1,124,485	$802,060

4.	Party-in-Interest Transactions:

As of December 31, 2013 and 2012, the Plan's investments included $1,109,176 and $746,144, respectively, in common stock of First South Bancorp, Inc. These investments represent approximately 14% and 10% respectively, of total Plan assets at December 31, 2013 and 2012.

Certain Plan investments are shares of mutual funds managed by Charles Schwab Trust Company. Charles Schwab Trust Company is the custodian of the Plan and, therefore, transactions with Charles Schwab Trust Company qualify as party-in-interest transactions. Fees paid by the Plan for administrative expenses totaled $3,860 and $45, respectively, for the years ended December 31, 2013 and 2012.

5.	Tax Status:

The Plan is a nonstandardized prototype plan sponsored by MVP Plan Administrators, Inc. The Internal Revenue Service ("IRS") has determined and informed MVP Plan Administrators, Inc. by letter dated January 25, 2012 that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in accordance with applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

9

First South Bank EmployeeS’ Savings & Profit Sharing Plan and TrusT

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

6.	Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2013 and 2012 to Form 5500:

	2013	2012
Net assets available for benefits per the financial statements	$8,119,801	$7,385,994
Return of excess contributions	0	9,293
Net assets available for benefits per Form 5500	$8,119,801	$7,395,287

The following is a reconciliation of contributions by participants and deductions, respectively, per the financial statements for the year ended December 31, 2013 to Form 5500:

2013
Total deductions per the financial statements	$1,785,505
Return of excess contributions accrued in prior year	9,293
Total expenses per Form 5500	$1,794,798

7.	Plan Termination:

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8.	Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

9.	Reclassifications:

Certain items in the December 31, 2012 financial statements have been reclassified to make the statements more comparable to the December 31, 2013 financial statements.

10.	Subsequent Events:

Plan management has evaluated all subsequent events through June 30, 2014, the date the financial statements were available to be issued.

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First South Bank EmployeeS' Savings & Profit Sharing Plan and TrusT

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Employer Identification Number: 56-0266599

Three-digit Plan Number: 001

(a)	(b)	(c)		(d)	(e)
		Description of Investment
		Including Maturity Date,
	Identity of Issue, Borrower,	Rate of Interest, Collateral,		**
	Lessor, or Similar Party	Par, or Maturity Value		Cost	Current Value
	Cash	Cash			$101,349
*	Schwab Investor Money Fund	Cash Equiv;	268,945.31 Shares		268,945
	Alliance Bernstein Small Cap	Mutual Fund;	3,476.59 Shares		186,102
	Allianz NFJ Int’l Value	Mutual Fund;	1,637.48 Shares		38,022
	Artisan Mid Cap	Mutual Fund;	2,836.24 Shares		135,062
	BBH Core Select N	Mutual Fund;	2,142.61 Shares		45,852
	BlackRock Inflation Protect Bd	Mutual Fund;	212.10 Shares		2,286
	Cohen & Steers Realty	Mutual Fund;	875.67 Shares		55,009
	DFA Emerging Markets Value	Mutual Fund;	896.66 Shares		24,757
	DFA Int’l Small Company	Mutual Fund;	1,800.97 Shares		34,597
	IVA Worldwide I	Mutual Fund;	3,613.98 Shares		64,401
	JP Morgan Large Cap Growth R6	Mutual Fund;	2,280.16 Shares		72,988
	JP Morgan Mid-Cap Value I	Mutual Fund;	5,611.59 Shares		197,079
	JP Morgan Smart Retire 2010 A	Mutual Fund:	44,678.89 Shares		743,010
	JP Morgan Smart Retire 2015 A	Mutual Fund;	60,487.98 Shares		1,042,208
	JP Morgan Smart Retire 2020 A	Mutual Fund;	27,994.39 Shares		499,700
	JP Morgan Smart Retire 2025 A	Mutual Fund;	43,536.72 Shares		749,702
	JP Morgan Smart Retire 2030 A	Mutual Fund;	29,115.86 Shares		538,643
	JP Morgan Smart Retire 2035 A	Mutual Fund;	18,304.93 Shares		323,631
	JP Morgan Smart Retire 2040 A	Mutual Fund;	15,852.06 Shares		300,555
	JP Morgan Smart Retire 2045 A	Mutual Fund;	7,464.08 Shares		133,756
	JP Morgan Smart Retire 2050 A	Mutual Fund;	756.55 Shares		13,714
	JP Morgan Smart Retire Income A	Mutual Fund;	15,370.12 Shares		263,444
	Loomis Sayles Bond CL I	Mutual Fund;	4,138.45 Shares		62,739
	Lord Abbett Value Opp I	Mutual Fund;	2,043.95 Shares		43,005
	Oakmark Equity & Income	Mutual Fund;	1,515.53 Shares		49,482
	Oppenheimer Developing Mkts Y	Mutual Fund;	1,499.23 Shares		56,311
	PIMCO GNMA Instl	Mutual Fund;	6.65 Shares		72
	Royce Dividend Value Investment	Mutual Fund;	2,431.80 Shares		21,643
	RS Global Natural Resources Fund A	Mutual Fund;	1,046.07 Shares		36,633
*	Schwab International Index	Mutual Fund;	1,237.78 Shares		24,607
*	Schwab Small Cap Index Select	Mutual Fund;	4,222.67 Shares		116,503
	Scout International Fund	Mutual Fund;	652.59 Shares		24,316
	Southern Sun Small Cap Inv	Mutual Fund;	2,280.64 Shares		69,149
	TCW Total Return Bond	Mutual Fund;	337.31 Shares		3,380
	Thornburg Limited-Term Income	Mutual Fund;	.44 Shares		6
	Tocqueville Gold Fund	Mutual Fund;	233.07 Shares		7,668
	Vanguard 500 Index Signal	Mutual Fund;	305.25 Shares		42,954
	Vanguard Short Term Bd Signal Index	Mutual Fund;	3,250.63 Shares		34,099
	Vanguard Total Bd Market Index Sign	Mutual Fund;	19.81 Shares		209
	Yacktman Fund Service	Mutual Fund;	8,794.52 Shares		207,023
*	First South Bancorp, Inc.	Common Stock;	142,202.00 Shares		1,109,176
	Notes receivable from participants	Interest Rates:	3.25% - 6.00%		301,013
					$8,044,800

*	Represents a party-in-interest
**	Cost has been omitted for participant-directed investments

11